Mail Stop 4561
									December 7, 2005

Mr. Peter S. Rummell
Chief Executive Officer
The St. Joe Company
245 Riverside Avenue, Suite 500
Jacksonville, FL 32202

      Re:	The St. Joe Company
		Form 10-K for Fiscal Year Ended December 31, 2005
		Form 10-Q for Fiscal Quarter Ended March 31, 2005
		Form 10-Q for Fiscal Quarter Ended June 30, 2005
		File No. 1-10466

Dear Mr. Rummell:

We have reviewed your response letter dated November 22, 2005 and have the following additional comment.

Form 10-Q for Fiscal Quarter Ended September 30, 2005

Note 3.  Discontinued Operations, page 9

1. We have reviewed your response to prior comment two.  Please tell
us how you applied the criteria set forth in paragraph 42 of SFAS
144
and EITF 03-13 in determining that Advantis` results of operations should be reported in discontinued operations. Specifically, please address how you considered your continued relationship with GVA Advantis, the new entity, as disclosed in your Form 8-K filed October
25, 2005.

      As appropriate, respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.





      You may contact Amanda Sledge, Staff Accountant, at (202)
551-
3473 or the undersigned at (202) 551-3403 if you have questions.



								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
Mr. Peter S. Rummell
The St. Joe Company
December 7, 2005
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